The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated May 1, 2024

Pricing supplement
To prospectus dated April 13, 2023,
prospectus supplement dated April 13, 2023,
product supplement no. 4-I dated April 13, 2023 and
underlying supplement no. 1-I dated April 13, 2023

Registration Statement Nos. 333-270004 and 333-270004-01 Dated May , 2024 Rule 424(b)(2)
JPMorgan Chase Financial Company LLC

Structured Investments	$ Callable Contingent Coupon Notes Linked to the VanEck® Junior Gold Miners ETF due November 3, 2026 Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.
General
•	The notes are designed for investors who seek a Contingent Coupon Payment with respect to each monthly Observation Period during which the closing price of the Fund is greater than or equal to the Coupon Barrier (as defined below) on each day during such Observation Period. Investors should be willing to forgo fixed interest and dividend payments, in exchange for the opportunity to receive Contingent Coupon Payments.
•	The Issuer may initiate an early redemption of the notes prior to maturity at its option, on any Observation End Date, beginning on October 29, 2024. If we redeem the notes early, we will pay you on the correspondence Contingent Coupon Payment Date, for each $1,000 principal amount note, an amount equal to $1,000 plus the Contingent Coupon Amount, if any, for that Observation Period plus, if applicable, any previously unpaid Contingent Coupon Payment for any prior Observation Periods. If the closing price of the Fund is less than the Coupon Barrier on any day during the Observation Period immediately preceding the Contingent Coupon Payment Date on which the notes are redeemed, then no Contingent Coupon in respect of the final Observation Period or any prior Observation Period will be paid.
•	If the notes have not previously been redeemed, and the Final Share Price is equal to or greater than the Downside Threshold (as defined below), we will pay you the principal amount of your notes at maturity, in addition to a Contingent Coupon Payment with respect to the final Observation Period, plus, if applicable, any previously unpaid Contingent Coupon Payment for any prior Observation Periods, provided that the closing price of the Fund was equal to or greater than the Coupon Barrier on each day during the final Observation Period. If the closing price of the Fund is less than the Coupon Barrier on any day during the final Observation Period, then no Contingent Coupon Payment will be paid at maturity.
•	Investors in the notes should be willing to accept the risk of losing some or a substantial portion of their principal if the Final Share Price is less than the Downside Threshold, and the risk that no Contingent Coupon Payment may be made with respect to some or all Observation Periods. Contingent Coupon Payments should not be viewed as periodic interest payments.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Fund:	The VanEck® Junior Gold Miners ETF (Bloomberg Ticker: GDXJ UP)
Contingent Coupon Payments:

If the notes have not been previously redeemed and, with respect to each day during the relevant Observation Period, the closing price of one share of the Fund is greater than or equal to the Coupon Barrier, you will receive on the applicable Contingent Coupon Payment Date, for each $1,000 principal amount note, a Contingent Coupon Payment equal to at least $10.00, plus any previously unpaid Contingent Coupon Payment for any prior Observation Periods. The actual Contingent Coupon Payment will be provided in the pricing supplement and will not be less than $10.00.

If, with respect to any day during an Observation Period, the closing price of one share of the Fund is less than the Coupon Barrier, no Contingent Coupon Payment will be made with respect to that Observation Period.

Observation Period:	With respect to the first Contingent Coupon Payment Date, the period from the Strike Date to and including the first Observation End Date. With respect to each subsequent Contingent Coupon Payment Date, the period from but excluding the second Observation End Date prior to such Contingent Coupon Payment Date to and including the Observation End Date immediately preceding such Contingent Coupon Payment Date.
Coupon Barrier:	$36.2695, which is an amount that represents 85.00% of the Share Strike Price
Early Redemption:	We may elect to redeem the notes early, in whole but not in part, on any Observation End Date beginning on October 29, 2024 at a price for each $1,000 principal amount note equal to $1,000 plus the Contingent Coupon Payment for the corresponding Observation Period if the closing price of one share of the Fund is equal to or greater than the Share Strike Price on each day during such Observation Period, payable on the Contingent Coupon Payment Date immediately following such Observation End Date (plus any previously unpaid Contingent Coupon Payment for any prior Observation Periods). If we intend to redeem your notes early, we will deliver notice to The Depository Trust Company, or DTC, at least three business days before the applicable Contingent Coupon Payment Date on which the notes are to be redeemed early.
Payment at Maturity:

If the notes have not been redeemed early and a Trigger Event has not occurred, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) (x) a Contingent Coupon Payment, if applicable to the final Observation Period and (y) any previously unpaid Contingent Coupon Payment for any prior Observation Periods; provided the closing price of the Fund was equal to or greater than the Coupon Barrier on each day during the final Observation Period.

If the notes have not been redeemed early and a Trigger Event has occurred, at maturity you will lose 1% of the principal amount of your notes for every 1% that the Final Share Price is less than the Share Strike Price by more than 27%. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × (Fund Return + 27.00%)]

If the notes have not been redeemed early and a Trigger Event has occurred, you will lose some or a substantial portion of your principal amount at maturity.

Strike Date:	April 29, 2024
Pricing Date:	On or about May 1, 2024
Original Issue Date:	On or about May 6, 2024 (Settlement Date)
Valuation Date*:	October 29, 2026
Maturity Date*:	November 3, 2026
CUSIP:	48134XH99
Other Key Terms:	See “Additional Key Terms” in this pricing supplement
*	Subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Fund)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-11 of the accompanying product supplement, “Risk Factors” beginning on page US-3 of the accompanying underlying supplement and “Selected Risk Considerations” beginning on page PS-6 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$
(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $5.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

If the notes priced today, the estimated value of the notes would be approximately $983.00 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $970.00 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes, of which these notes are a part, and the more detailed information contained in the accompanying product supplement and the accompanying underlying supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated April 13, 2023: https://www.sec.gov/Archives/edgar/data/19617/000121390023029539/ea152803_424b2.pdf
•	Underlying supplement no. 1-I dated April 13, 2023: https://www.sec.gov/Archives/edgar/data/19617/000121390023029543/ea151873_424b2.pdf
•	Prospectus supplement and prospectus, each dated April 13, 2023: https://www.sec.gov/Archives/edgar/data/19617/000095010323005751/crt_dp192097-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Additional Key Terms

Downside Threshold:	$31.1491, which is an amount that represents 73.00% of the Share Strike Price
Trigger Event:	A Trigger Event occurs if the Final Share Price (i.e., the closing price of one share of the Fund on the Valuation Date) is less than the Downside Threshold.
Share Adjustment Factor:	Share Adjustment Factor is referenced in determining the closing price of one share of the Fund and is set initially at 1.0 on the Strike Date. The Share Adjustment Factor is subject to adjustment upon the occurrence of certain events affecting the Fund. See “The Underlyings —Funds— Anti-Dilution Adjustments” in the accompanying product supplement for further information.
Fund Return:	(Final Share Price – Share Strike Price) Share Strike Price
Share Strike Price:	$42.67, the closing price of one share of the Fund on the Strike Date. The Share Strike Price is not determined by reference to the closing price of one share of the Fund on the Pricing Date.
Final Share Price:	The closing price of one share of the Fund on the Valuation Date
Observation End Dates*:	May 29, 2024, July 1, 2024, July 29, 2024, August 29, 2024, September 30, 2024, October 29, 2024, November 29, 2024, December 30, 2024, January 29, 2025, February 28, 2025, March 31, 2025, April 29, 2025, May 29, 2025, June 30, 2025, July 29, 2025, August 29, 2025, September 29, 2025, October 29, 2025, December 1, 2025, December 29, 2025, January 29, 2026, March 2, 2026, March 30, 2026, April 29, 2026, May 29, 2026, June 29, 2026, July 29, 2026, August 31, 2026, September 29, 2026 and the Valuation Date
Contingent Coupon Payment Dates*:	June 3, 2024, July 5, 2024, August 1, 2024, September 4, 2024, October 3, 2024, November 1, 2024, December 4, 2024, January 3, 2025, February 3, 2025, March 5, 2025, April 3, 2025, May 2, 2025, June 3, 2025, July 3, 2025, August 1, 2025, September 4, 2025, October 2, 2025, November 3, 2025, December 4, 2025, January 2, 2026, February 3, 2026, March 5, 2026, April 2, 2026, May 4, 2026, June 3, 2026, July 2, 2026, August 3, 2026, September 3, 2026, October 2, 2026 and the Maturity Date

JPMorgan Structured Investments —	PS- 2
Callable Contingent Interest Notes Linked to the VanEck® Junior Gold Miners ETF

What Are the Payments on the Notes, Assuming a Range of Performances for the Fund?

If the notes have not been previously redeemed and, with respect to each day during an Observation Period, the closing price of one share of the Fund is greater than or equal to the Coupon Barrier, you will receive on the applicable Contingent Coupon Payment Date for each $1,000 principal amount note a Contingent Coupon Payment equal to at least $10.00, plus any previously unpaid Contingent Coupon Payment for any prior Observation Periods. The actual Contingent Coupon Payment will be provided in the pricing supplement and will not be less than $10.00. If the notes have not been previously redeemed and, with respect to any day during an Observation Period, the closing price of one share of the Fund is less than the Coupon Barrier, no Contingent Coupon Payment will be made with respect to such Observation Period. We refer to the Contingent Coupon Payment Date immediately following any Observation Period on which the closing price of one share of the Fund is less than the Coupon Barrier as a “No-Coupon Date.” The following table assumes a Contingent Coupon Payment of $10.00 and illustrates the hypothetical total Contingent Coupon Payments per $1,000 principal amount note over the term of the notes depending on how many No-Coupon Dates occur.

Number of No-Coupon Dates	Total Contingent Coupon Payments
0 No-Coupon Date	$300.00
1 No-Coupon Date	$290.00
2 No-Coupon Dates	$280.00
3 No-Coupon Dates	$270.00
4 No-Coupon Dates	$260.00
5 No-Coupon Dates	$250.00
6 No-Coupon Dates	$240.00
7 No-Coupon Dates	$230.00
8 No-Coupon Dates	$220.00
9 No-Coupon Dates	$210.00
10 No-Coupon Dates	$200.00
11 No-Coupon Dates	$190.00
12 No-Coupon Dates	$180.00
13 No-Coupon Dates	$170.00
14 No-Coupon Dates	$160.00
15 No-Coupon Dates	$150.00
16 No-Coupon Dates	$140.00
17 No-Coupon Dates	$130.00
18 No-Coupon Dates	$120.00
19 No-Coupon Dates	$110.00
20 No-Coupon Dates	$100.00
21 No-Coupon Dates	$90.00
22 No-Coupon Dates	$80.00
23 No-Coupon Dates	$70.00
24 No-Coupon Dates	$60.00
25 No-Coupon Dates	$50.00
26 No-Coupon Dates	$40.00
27 No-Coupon Dates	$30.00
28 No-Coupon Dates	$20.00
29 No-Coupon Dates	$10.00
30 No-Coupon Dates	$0.000

JPMorgan Structured Investments —	PS- 3
Callable Contingent Interest Notes Linked to the VanEck® Junior Gold Miners ETF

The following table illustrates the hypothetical payment at maturity in different hypothetical scenarios. Each hypothetical payment set forth below assumes a Share Strike Price of $100.00, a Coupon Barrier of $85.00 (equal to 85.00% of the hypothetical Share Strike Price), a Downside Threshold of $73.00 (equal to 73.00% of the hypothetical Share Strike Price) and a Contingent Coupon Payment of $10.00. The hypothetical Share Strike Price of $100.00 has been chosen for illustrative purposes only and does not represent the actual Share Strike Price. The actual Contingent Coupon Payment will be provided in the pricing supplement and will not be less than $10.00 per $1,000 principal amount note. Each hypothetical payment set forth below is for illustrative purposes only and may not be the actual payment applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Observation Period
Final Share Price (1)	Appreciation / Depreciation of the Fund on the Valuation Date	Payment at Maturity If a Trigger Event Has Not Occurred (2)(3)	Payment at Maturity If a Trigger Event Has Occurred (3)
$180.00	80.00%	$1,010.00	N/A
$170.00	70.00%	$1,010.00	N/A
$160.00	60.00%	$1,010.00	N/A
$150.00	50.00%	$1,010.00	N/A
$140.00	40.00%	$1,010.00	N/A
$130.00	30.00%	$1,010.00	N/A
$120.00	20.00%	$1,010.00	N/A
$115.00	15.00%	$1,010.00	N/A
$110.00	10.00%	$1,010.00	N/A
$105.00	5.00%	$1,010.00	N/A
$100.00	0.00%	$1,010.00	N/A
$95.00	-5.00%	$1,010.00	N/A
$90.00	-10.00%	$1,010.00	N/A
$85.00	-15.00%	$1,010.00	N/A
$80.00	-20.00%	$1,000.00	N/A
$73.00	-27.00%	$1,000.00	N/A
$72.99	-27.01%	N/A	$999.90
$70.00	-30.00%	N/A	$970.00
$60.00	-40.00%	N/A	$870.00
$50.00	-50.00%	N/A	$770.00
$40.00	-60.00%	N/A	$670.00
$30.00	-70.00%	N/A	$570.00
$20.00	-80.00%	N/A	$470.00
$10.00	-90.00%	N/A	$370.00
$0.00	-100.00%	N/A	$270.00

(1) The Final Share Price is the closing price of one share of the Fund on the Valuation Date.

(2) You will receive a Contingent Coupon Payment in connection with the final Observation Period, plus any previously unpaid Contingent Coupon Payment for any prior Observation Periods, only if the Final Share Price is greater than or equal to the Coupon Barrier.

(3) A Trigger Event occurs if the Final Share Price (i.e., the closing price of one share of the Fund on the Valuation Date) of the Fund is less than the Downside Threshold.

Hypothetical Examples of Amounts Payable on the Notes

The following examples illustrate how payments on the notes in different hypothetical scenarios are calculated.

Example 1: Contingent Coupon Payments are paid in connection with the first five Observation Periods. The notes are redeemed early on the sixth Contingent Coupon Payment Date. The closing price of one share of the Fund is equal to or greater than the Share Strike Price on each day during the sixth Observation Period — The investor receives a payment of $10.00 per $1,000 principal amount note in connection with the first five Observation Periods and the notes are redeemed early on the sixth Contingent Coupon Payment Date. Because the closing price of one share of the Fund is equal to or greater than the Share Strike Price on each day during the sixth Observation Period, the investor receives at early redemption a payment of $1,010.00 per $1,000 principal amount note. This payment consists of a Contingent Coupon Payment of $10.00 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note. The investor receives a total payment of $1,060.00 per $1,000 principal amount note. This payment consists of a Contingent Coupon Payment of $10.00 per $1,000 principal amount note in respect of six Observation Periods and an early repayment of principal on the sixth Contingent Coupon Payment Date equal to $1,000 per $1,000 principal amount note. The total amount paid over the terms of the notes is $1,060.00 per $1,000 principal amount note. No further amounts will be owed to you under the notes.

JPMorgan Structured Investments —	PS- 4
Callable Contingent Interest Notes Linked to the VanEck® Junior Gold Miners ETF

Example 2: The notes have not been redeemed early, Contingent Coupon Payments are paid in connection with each of the Observation Periods preceding the final Observation Period, the closing price of the Fund is equal to or greater than the Coupon Barrier on each day during the final Observation Period and the price of one share of the Fund increases from the Share Strike Price of $100.00 to an Final Share Price of 120.00— A Trigger Event has not occurred. The investor receives a payment of $10.00 per $1,000 principal amount note in connection with each of the Observation Periods preceding the final Observation Period. Because the notes have not been redeemed early, the closing price of the Fund is equal to or greater than the Coupon Barrier on each day during the Observation Period and a Trigger Event has not occurred, the investor receives at maturity a payment of $1,010.00 per $1,000 principal amount note. This payment consists of a Contingent Coupon Payment of $10.00 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note. The total amount paid on the notes over the term of the notes is $1,300.00 per $1,000 principal amount note. This represents the maximum total payment an investor may receive over the term of the notes.

Example 3: The notes have not been redeemed early, Contingent Coupon Payments are paid in connection with the first through fifteenth Observation Periods but not in connection with the sixteenth through twenty-ninth Observation Periods, and the price of one share of the Fund decreases from the Share Strike Price of $100.0 to a Final Share Price of $85.00— A Trigger Event has not occurred. The investor receives a payment of $10.00 per $1,000 principal amount note in connection with the first through fifteenth Observation Periods but not in connection with the sixteenth through twenty-ninth Observation Periods. However, because the Final Share Price is less than the Share Strike Price by up to the Coupon Barrier, the investor receives at maturity a Contingent Coupon Payment for the final Observation Period plus any previously unpaid Contingent Coupon Payment for any prior Observation Periods. The total amount paid on the notes over the term of the notes is $1,300.00 per $1,000 principal amount note. This represents the maximum total payment an investor may receive over the term of the notes.

Example 4: The notes have not been redeemed early, Contingent Coupon Payments are paid in connection with fifteen of the Observation Periods preceding the final Observation Period, the closing price of the Fund is less than the Coupon Barrier on at least one day during the final Observation Period and the price of one share of the Fund decreases from the Share Strike Price of $100.0 to a Final Share Price of $80.00— A Trigger Event has not occurred. The investor receives a payment of $10.00 per $1,000 principal amount note in connection with fifteen of the Observation Periods preceding the final Observation Period. Because the closing price of the Fund is less than the Coupon Barrier on at least one day during the final Observation Period, no coupon payment is due. However, because a Trigger Event has not occurred, even though the Final Share Price is less than the Share Strike Price, the investor receives at maturity repayment of principal equal to $1,000 per $1,000 principal amount note. The total amount paid on the notes over the term of the notes is $1,150.00 per $1,000 principal amount note.

Example 5: The notes have not been redeemed early, Contingent Coupon Payments are paid in connection with each of the Observation Periods preceding the final Observation Period and the price of one share of the Fund decreases from the Share Strike Price of $100.00 to an Final Share Price of $40.00 — A Trigger Event has occurred. The investor receives a payment of $10.00 per $1,000 principal amount note in connection with each of the Observation Periods preceding the final Observation Period. Because the notes have not been redeemed early, a Trigger Event has occurred and the Fund Return is -60.00%, the investor receives at maturity a payment of $670.00 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-60.00% + 27.00%)] = $670.00

The total amount paid on the notes over the term of the notes is $960.00 per $1,000 principal amount note.

Example 6: The notes have not been redeemed early, no Contingent Coupon Payments are paid in connection with any Observation Period preceding the final Observation Period and the price of one share of the Fund decreases from the Share Strike Price of $100.00 to an Final Share Price of $30.00 — A Trigger Event has occurred. Because the notes have not been redeemed early, no Contingent Coupon Payments are paid in connection with the Observation Periods preceding the final Observation Period, a Trigger Event has occurred and the Fund Return is -70.00%, the investor receives no payments over the term of the notes, other than a payment at maturity of $570.00 per $1,000 principal amount note, calculated as follows:

$1,000 + [($1,000 × (-70.00% + 27.00%)] = $570.00

The hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS- 5
Callable Contingent Interest Notes Linked to the VanEck® Junior Gold Miners ETF

Selected Purchase Considerations

•	CONTINGENT COUPON PAYMENTS — The notes offer the potential to earn a Contingent Coupon Payment in connection with each monthly Observation Period of at least $10.00* per $1,000 principal amount note. If the notes have not been redeemed early and, with respect to each day during the Observation Period, the closing price of one share of the Fund is greater than or equal to the Coupon Barrier, you will receive a Contingent Coupon Payment on the applicable Contingent Coupon Payment Date plus any previously unpaid Contingent Coupon Payment for any prior Observation Periods. If the notes have not been redeemed early and, with respect to any day during an Observation Period, the closing price of one share of the Fund is less than the Coupon Barrier, no Contingent Coupon Payment will be made with respect to that Observation Period. If payable, a Contingent Coupon Payment will be made to the holders of record at the close of business on the business day immediately preceding the applicable Contingent Coupon Payment Date. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount on the notes is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.

* The actual Contingent Coupon Payment will be provided in the pricing supplement and will not be less than $10.00.

•	POTENTIAL EARLY EXIT AS A RESULT OF THE OPTIONAL EARLY REDEMPTION FEATURE — We may elect to redeem the notes early, in whole but not in part, on any Observation End Date beginning on October 29, 2024. If the notes are redeemed early, you will receive $1,000 plus if the closing price of the Fund was equal to or greater than the Coupon Barrier on each day during such Observation Period, the Contingent Coupon Payment applicable to the immediately preceding Observation Period for each $1,000 principal amount note on the applicable Contingent Coupon Payment Date on which the notes are redeemed early plus any previously unpaid Contingent Coupon Payment for any prior Observation Periods. You will not be entitled to a Contingent Coupon Payment upon early redemption if the closing price of the Fund is less than the Coupon Barrier on any day during the corresponding Observation Period. Even in cases where the notes are redeemed before maturity, you are not entitled to any fees and commissions described on the front cover of this pricing supplement.
•	THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL IF THE NOTES HAVE NOT BEEN REDEEMED EARLY — If the notes have not been redeemed early, we will pay you your principal back at maturity only if a Trigger Event has not occurred. However, if the notes have not been redeemed early and a Trigger Event has occurred, you will lose some or a substantial portion of your principal amount at maturity.
•	RETURN LINKED TO THE VANECK® JUNIOR GOLD MINERS ETF — The Fund seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the MVIS® Global Junior Gold Miners Index (the “Underlying Index”), which is intended to track the overall performance of small-capitalization companies that are involved primarily in the mining for gold and/or silver. For more information about the Fund, see “Fund Descriptions — The VanEck® ETFs” in the accompanying underlying supplement.
•	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I. In determining our reporting responsibilities we intend to treat (i) the notes for U.S. federal income tax purposes as prepaid forward contracts with associated contingent coupons and (ii) any Contingent Coupon Payments as ordinary income, as described in the section entitled “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Prepaid Forward Contracts with Associated Contingent Coupons” in the accompanying product supplement. Based on the advice of Latham & Watkins LLP, our special tax counsel, we believe that this is a reasonable treatment, but that there are other reasonable treatments that the IRS or a court may adopt, in which case the timing and character of any income or loss on the notes could be materially affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments and the relevance of factors such as the nature of the underlying property to which the instruments are linked. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of an investment in the notes, possibly with retroactive effect. The discussions above and in the accompanying product supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by the notice described above.

Non-U.S. Holders — Tax Considerations. The U.S. federal income tax treatment of Contingent Coupon Payments is uncertain, and although we believe it is reasonable to take a position that Contingent Coupon Payments are not subject to U.S. withholding tax (at least if an applicable Form W-8 is provided), it is expected that withholding agents will (and we, if we are the withholding agent, intend to) withhold on these payments paid to a Non-U.S. Holder generally at a rate of 30% or at a reduced rate specified by an applicable income tax treaty under an “other income” or similar provision. We will not be required to pay any additional amounts with respect to amounts withheld. In order to claim an exemption from, or a reduction in, the 30% withholding tax, a Non-U.S. Holder of the notes must comply with certification requirements to establish that it is not a U.S. person and is eligible for such an exemption or reduction under an applicable tax treaty. If you are a Non-U.S. Holder, you should consult your tax adviser regarding the tax treatment of the notes, including the possibility of obtaining a refund of any withholding tax and the certification requirement described above.

JPMorgan Structured Investments —	PS- 6
Callable Contingent Interest Notes Linked to the VanEck® Junior Gold Miners ETF

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations (such an index, a “Qualified Index”). Additionally, a recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2025 that do not have a delta of one with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on certain determinations made by us, we expect that Section 871(m) will not apply to the notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If necessary, further information regarding the potential application of Section 871(m) will be provided in the pricing supplement for the notes. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

FATCA. Withholding under legislation commonly referred to as “FATCA” could apply to payments with respect to the notes that are treated as U.S.-source “fixed or determinable annual or periodical” income (“FDAP Income”) for U.S. federal income tax purposes (such as interest, if the notes are recharacterized, in whole or in part, as debt instruments, or Contingent Coupon Payments if they are otherwise treated as FDAP Income). If the notes are recharacterized, in whole or in part, as debt instruments, withholding could also apply to payments of gross proceeds of a taxable disposition, including an early redemption or redemption at maturity, although under recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply to payments of gross proceeds (other than any amount treated as FDAP Income). You should consult your tax adviser regarding the potential application of FATCA to the notes.

In the event of any withholding on the notes, we will not be required to pay any additional amounts with respect to amounts so withheld.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Fund, the Underlying Index or any of the component securities included of the Fund or the Underlying Index. These risks are explained in more detail in the “Risk Factors” sections of the accompanying product supplement and the accompanying underlying supplement.

Risks Relating to the Notes Generally

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. If the notes have not been redeemed early and a Trigger Event has occurred, you will lose 1% of your principal amount at maturity for every 1% that the Final Share Price is less than the Share Strike Price by more than 27%. Accordingly, under these circumstances, you will lose some or a substantial portion of your principal amount at maturity.
•	THE NOTES DO NOT GUARANTEE THE PAYMENT OF COUPON AND MAY NOT PAY ANY COUPONS AT ALL — The terms of the notes differ from those of conventional debt securities in that, among other things, whether we pay any coupon is linked to the performance of the Fund. Contingent Coupon Payments should not be viewed as periodic interest payments. If the notes have not been redeemed early, we will make a Contingent Coupon Payment with respect an Observation Period only if each day during such Observation Period the closing price of one share of the Fund is greater than or equal to the Coupon Barrier. If the notes have not been redeemed early and, with respect to any day during an Observation Period, the closing price of one share of the Fund is less than the Coupon Barrier, no Contingent Coupon Payment will be made with respect to that Observation Period, and the Contingent Coupon Payment that would otherwise have been payable with respect to that Observation Period will not be accrued and subsequently paid. Accordingly, if the closing price of one share of the Fund on any day during an Observation Period is less than the Coupon Barrier, you will not receive any coupon payment with respect to such Observation Period, and may not receive any coupon payment over the term of the notes.
•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.

JPMorgan Structured Investments —	PS- 7
Callable Contingent Interest Notes Linked to the VanEck® Junior Gold Miners ETF

•	THE OPTIONAL EARLY REDEMPTION FEATURE MAY FORCE A POTENTIAL EARLY EXIT — If the notes are redeemed early, the amount of Contingent Coupon Payments made on the notes may be less than the amount of Contingent Coupon Payments that might have been payable if the notes were held to maturity, and, for each $1,000 principal amount note, you will receive $1,000 plus the Contingent Coupon Payment, if any, applicable to the immediately preceding Observation Period on the applicable Contingent Coupon Payment Date on which the notes are redeemed early. No further payments will be made on the notes.
•	REINVESTMENT RISK — If your notes are redeemed early, the term of the notes may be reduced to as short as six months and you will not receive any Contingent Coupon Payments after the applicable redemption date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are redeemed early prior to the Maturity Date.
•	THE RETURN ON THE NOTES IS LIMITED TO THE CONTINGENT COUPON PAYMENTS, AND YOU WILL NOT PARTICIPATE IN ANY APPRECIATION OF THE FUND — The potential return on the notes is limited to the sum of any Contingent Coupon Payments that may be paid over the term of the notes, regardless of any appreciation of the Fund, which may be significant. You will not participate in any appreciation of the Fund. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Fund during the term of the notes.
•	NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Fund or securities held by the Fund or included in the Underlying Index would have.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	THE BENEFIT PROVIDED BY THE DOWNSIDE THRESHOLD MAY TERMINATE ON THE VALUATION DATE — If the Final Share Price is less than the Downside Threshold (i.e., a Trigger Event occurs) and the notes have not been redeemed early, the benefit provided by the Downside Threshold will terminate and you will lose 1% of your principal amount at maturity for every 1% that the Final Share Price is less than the Share Strike Price by more than 27%.
•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, each of the estimated value of the notes and the Contingent Coupon Payment will be provided in the pricing supplement and each may be as low as the applicable minimum set forth on the cover of this pricing supplement. Accordingly, you should consider your potential investment in the notes based on the minimums for the estimated value of the notes and the Contingent Coupon Payment.

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may

JPMorgan Structured Investments —	PS- 8
Callable Contingent Interest Notes Linked to the VanEck® Junior Gold Miners ETF

prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE — The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the price of one share of the Fund.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.

Risks Relating to the Fund

•	THERE ARE RISKS ASSOCIATED WITH THE FUND — The Fund is subject to management risk, which is the risk that the investment strategies of the Fund’s investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of the Fund and, consequently, the value of the notes.
•	THE PERFORMANCE AND MARKET VALUE OF THE FUND, PARTICULARLY DURING PERIODS OF MARKET VOLATILITY, MAY NOT CORRELATE WITH THE PERFORMANCE OF THE FUND’S UNDERLYING INDEX AS WELL AS THE NET ASSET VALUE PER SHARE — The Fund does not fully replicate its Underlying Index (as defined under “The Fund” below) and may hold securities different from those included in its Underlying Index. In addition, the performance of the Fund will reflect additional transaction costs and fees that are not included in the calculation of its Underlying Index. All of these factors may lead to a lack of correlation between the performance of the Fund and its Underlying Index. In addition, corporate actions with respect to the equity securities underlying the Fund (such as mergers and spin-offs) may impact the variance between the performances of the Fund and its Underlying Index. Finally, because the shares of the Fund are traded on a securities exchange and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund.

During periods of market volatility, securities underlying the Fund may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Fund and the liquidity of the Fund may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Fund. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Fund. As a result, under

JPMorgan Structured Investments —	PS- 9
Callable Contingent Interest Notes Linked to the VanEck® Junior Gold Miners ETF

these circumstances, the market value of shares of the Fund may vary substantially from the net asset value per share of the Fund. For all of the foregoing reasons, the performance of the Fund may not correlate with the performance of its Underlying Index as well as the net asset value per share of the Fund, which could materially and adversely affect the value of the notes in the secondary market and/or reduce any payment on the notes.

•	NON-U.S. SECURITIES RISK — Some of the equity securities held by the Fund have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in the home countries of the issuers of those non-U.S. equity securities. Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC.
•	THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the non-U.S. equity securities held by the Fund are converted into U.S. dollars for purposes of calculating the net asset value of the Fund, holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the non-U.S. equity securities held by the Fund trade. Your net exposure will depend on the extent to which those currencies strengthen or weaken against the U.S. dollar and the relative weight of equity securities held by the Fund denominated in each of those currencies. If, taking into account the relevant weighting, the U.S. dollar strengthens against those currencies, the price of the Fund will be adversely affected and any payment on the notes may be reduced.
•	RISKS ASSOCIATED WITH THE GOLD AND SILVER MINING INDUSTRIES — All or substantially all of the equity securities held by the Fund are issued by companies whose primary line of business is directly associated with the gold and/or silver mining industries. As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting these industries than a different investment linked to securities of a more broadly diversified group of issuers. Investments related to gold and silver are considered speculative and are affected by a variety of factors. Competitive pressures may have a significant effect on the financial condition of gold and silver mining companies. Also, gold and silver mining companies are highly dependent on the price of gold and silver bullion, respectively, but may also be adversely affected by a variety of worldwide economic, financial and political factors. The price of gold and silver may fluctuate substantially over short periods of time so the Fund's share price may be more volatile than other types of investments. Fluctuation in the prices of gold and silver may be due to a number of factors, including changes in inflation, changes in currency exchange rates and changes in industrial and commercial demand for metals (including fabricator demand). Additionally, increased environmental or labor costs may depress the value of metal investments. These factors could affect the gold and silver mining industries and could affect the value of the equity securities held by the Fund and the price of the Fund during the term of the notes, which may adversely affect the value of your notes.
•	THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

JPMorgan Structured Investments —	PS- 10
Callable Contingent Interest Notes Linked to the VanEck® Junior Gold Miners ETF

Historical Information

The following graph sets forth the historical performance of the Fund based on the weekly historical closing prices of the Fund from January 4, 2019 through April 26, 2024. The closing price of one share of the Fund on April 29, 2024 was $42.67.

We obtained the various closing prices of the Fund above and below from Bloomberg Professional® service (“Bloomberg”), without independent verification. The historical prices of the Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Fund on the Pricing Date or any Observation End Date, including the Valuation Date. There can be no assurance that the performance of the Fund will result in the return of any of your principal amount or the payment of any interest.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted

JPMorgan Structured Investments —	PS- 11
Callable Contingent Interest Notes Linked to the VanEck® Junior Gold Miners ETF

by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Are the Payments on the Notes, Assuming a Range of Performances for the Fund?” and “Hypothetical Examples of Amounts Payable on the Notes” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Linked to the VanEck® Junior Gold Miners ETF” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Supplemental Terms of the Notes

Any values of the Fund, and any values derived therefrom, included in this pricing supplement may be corrected, in the event of manifest error or inconsistency, by amendment of this pricing supplement and the corresponding terms of the notes. Notwithstanding anything to the contrary in the indenture governing the notes, that amendment will become effective without consent of the holders of the notes or any other party.

JPMorgan Structured Investments —	PS- 12
Callable Contingent Interest Notes Linked to the VanEck® Junior Gold Miners ETF